THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Neonode Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

64051M402

(CUSIP Number)

Ulf Rosberg, Fafnervaegen 2, 18266 Djursholm, Sweden, +46705169402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051M402

(1)	Name of reporting person:

Ulf Rosberg

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions): PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or place of organization:

Sweden

Number of shares beneficially owned by each reporting person with

(7) Sole voting power: 0

(8) Shared voting power: 3,500,000*

(9) Sole dispositive power: 0

(10) Shared dispositive power: 3,500,000*

(11)	Aggregate amount beneficially owned by each reporting person: 3,500,000*

(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐

(12)	Percent of class represented by amount in row (11): 5.97%

(13)	Type of reporting person (see instructions): IN

* The shares are owned directly by UMR Invest AB, an entity beneficially owned by Mr. Rosberg

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Item 1. Security and Issuer.

This statement relates to the common stock (“Common Stock”), of Neonode Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is Storgatan 23C, 11455, Stockholm, Sweden.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Ulf Rosberg (the “Reporting Person”).

(b) The address of the Reporting Person is Fafnervaegen 2, 18266 Djursholm, Sweden.

(c) The Reporting Person currently serves as Chief Executive Officer of UMR Invest AB, a private holding company and as Chairman of Payair Technologies AB.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not or is not subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Person came from personal funds attributable to the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes.

The Reporting Person has no plans or proposals as of the date of this filing which would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer (other than as noted in Item 6 below); (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the securities of the Issuer ceasing to be authorized to be quoted in the NASDAQ Stock Market; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns 3,500,000 shares of Common Stock. The shares are owned directly by UMR Invest AB, an entity beneficially owned by the Reporting Person.

As a result, the Reporting Person may be deemed to share voting and dispositive power over the Common Stock with UMR Invest AB.

The Reporting Person did not have any trading activity with respect to the Common Stock over the past sixty days.

No person other than the Reporting Person and UMR Invest AB is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person beneficially acquired the Common Stock pursuant to a Securities Purchase Agreement (the “Agreement”) with the Issuer dated August 2, 2017. The Agreement also provided for the issuance to the Reporting Person of warrants exercisable for 1,166,667 additional shares of Common Stock; however, such warrants are not exercisable until August 8, 2018.

The Agreement additionally provided that a majority of purchasers in the private placement related to the Agreement were entitled to designate up to two representatives to serve on the Board of Directors of the Issuer. The Reporting Person has been so designated. The Board of Directors has agreed to act upon the designation of the Reporting Person to the Board no later than the date of the Issuer’s 2017 Annual Meeting of Stockholders, which is anticipated to be held on October 3, 2017.

Item 7. Material to be Filed as Exhibits.

Securities Purchase Agreement, dated as of August 2, 2017 (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on August 8, 2017 (file no. 1-35525)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2017

By:	/s/ Ulf Rosberg
Name: Ulf Rosberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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